Exhibit (a)(3)

TO OUR EVERFLOW PARTNERS . . .

     Everflow Eastern Partners, L.P. incurred development costs of $7.4 million during 2004. The Standardized Measure of Discounted Future Net Cash Flows increased by $17.2 million between December 31, 2003 and 2004 due primarily to discoveries of new reserves and increases in natural gas and crude oil prices. Total assets of the Company amounted to $61.5 million with partners’ equity of $59.1 million.

     The Company has numerous short-term contracts, which obligate Dominion Field Services, Inc. and Interstate Gas Supply, Inc. to purchase, and the Company to sell and deliver, certain natural gas production from the Company’s wells throughout the contract periods. Monthly prices under these contracts range from $5.74 to $7.70 per MCF with excess natural gas production priced at the NYMEX settled price plus a basis adjustment.

     The Company distributed $2.25 per Unit during 2004 and reported net taxable income of $2.07. Net taxable income is determined by adding Ordinary Income, Interest and Dividends less IDC and Depletion deductions on a per Unit basis.

FINANCIAL REPORT

     Enclosed with this Newsletter is the following financial information:

     • Everflow Eastern Partners, L.P. audited financial statements for the year ended December 31, 2004, including Notes to Consolidated Financial Statements.

     • “Management’s Discussion and Analysis of Financial Condition and Results of Operations” taken from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission.

RESERVE REPORT

     Enclosed is a copy of the letter prepared by Wright & Company, Inc., Petroleum Consultants, including a summary report of the remaining oil and gas reserves, future net income and standardized measure of discounted future net income for all properties in which the Company owns an interest. The Company’s reserve analysis as well as additional oil and gas information can be found in the enclosed financial statements (see Note 10).

REPURCHASE RIGHT

     As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

     Between April 29, 2005 and June 30, 2005, you as a Unitholder of the Company, may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2004, as adjusted for distributions since that date.

     Based on the enclosed audited financial statements, the Purchase Price this year is $14.46 per Unit calculated as follows:

Total partners’ equity at December 31, 2004	$59,055,000

Add:
Standardized Measure of Discounted Future Net Cash Flows	119,089,000
Tax effect adjustment	2,557,000

121,646,000

Deduct:
Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	129,545,000
Less Depletion and Amortization	83,757,000

45,788,000

Adjusted Book Value	134,913,000
66% of Adjusted Book Value	89,043,000
98.83% Limited Partners’ share	88,005,000
Unit price based on 5,690,874 Units	15.46
Less Distribution - January 3, 2005	.50
Less Distribution - April 1, 2005	.50

Calculated Purchase Price	$14.46

     Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

     Management of the Company believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs back in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase).

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 • 330-533-2692